Filed by Sanofi-Aventis
  Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of
                                                                1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                           Date: August 30, 2004


         On August 30, 2004, Sanofi-Aventis (formerly known as
Sanofi-Synthelabo) issued the following press release.

         In connection with the proposed acquisition of Aventis, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE
STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents have been mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885
(toll-free call); e-mail proxy@mackenziepartners.com.


                                     * * * *

                                                                  SANOFI-AVENTIS

INVESTOR RELATIONS



             OLIVIER JACQUESSON BECOMES HEAD OF BUSINESS DEVELOPMENT



PARIS, AUGUST 30TH 2004 - Thomas HOFSTAETTER will be replaced by Olivier JACQUESSON to head the Business Development division. He will be a member of the Sanofi-Aventis Management Committee and will report directly to Jean-Francois DEHECQ, Chairman and CEO.

Olivier JACQUESSON has had a long career within the Group he joined in 1976. He was head of the Roussel-Uclaf subsidiaries in Belgium and Mexico. After having managed several divisions, he became head of Roussel-Uclaf worldwide. Since 1997, he has managed the France-based businesses of Hoechst Marion Roussel and then the marketing activities of Aventis in France.



In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT  INFORMATION
In connection with the proposed acquisition of Aventis, Sanofi-Aventis (formerly Sanofi-Synthelabo) has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. Investors are urged to read the registration statement, including the prospectus and the prospectus supplement relating to the revised offer, and any other relevant documents filed with the SEC, including all amendments and supplements, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Aventis ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the subsequent offering periods in the three offers will expire at the same time.

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


This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Aventis, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Aventis expects to send to holders of Aventis securities. The Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Aventis on our web site at: www.sanofi-synthelabo.com.



INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations
Loic Gonnet             Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                          US
Tel: + 33 1 53 77 45 45         Tel.:  + 1 212 551 40 18
Fax: + 33 1 53 77 42 96         Fax:   + 1 646 487 40 18

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